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                                                                      EXHIBIT 12


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES             Sprint Corporation

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
                                            March 31,                                   December 31,
                                            --------     ----------------------------------------------------------------------
                                               1999            1998           1997           1996           1995          1994
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                                                                                   (millions)
Earnings
 Income (loss) before income taxes
  and extraordinary items               $     (283.9)    $    842.4     $  1,583.0     $  1,911.9     $  1,480.4     $  1,387.9
 Capitalized interest                          (30.4)        (167.1)         (93.0)        (104.0)         (57.0)          (7.5)
 Equity in losses of less than
  50% owned entities                            38.2           92.5          768.4          269.0           32.9              -
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Subtotal                                      (276.1)         767.8        2,258.4        2,076.9        1,456.3        1,380.4
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Fixed charges
 Interest charges                              224.8          895.3          280.2          300.7          317.7          308.2
 Interest factor of operating rents             74.1          274.4          134.5          120.1          119.4          110.4
 Pre-tax cost of preferred stock
  dividends of subsidiaries                        -            0.4            0.3            0.4            0.7            0.9
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Total fixed charges                            298.9        1,170.1          415.0          421.2          437.8          419.5
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Earnings, as adjusted                   $       22.8     $  1,937.9     $  2,673.4     $  2,498.1     $  1,894.1     $  1,799.9
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Ratio of earnings to fixed charges                 - (1)       1.66 (2)       6.44 (3)       5.93 (4)       4.33 (5)       4.29
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 (1)  For the 1999 first quarter, earnings, as adjusted, were inadequate to cover fixed charges by $276 million.

 (2) Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring net gains of $104 million mainly relating to sales of local exchanges and a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.72 for 1998.

 (3) Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million, gains on the sales of local exchanges of $45 million and a gain on the sale of an equity investment in an equipment provider of $26 million. Excluding these items, the ratio of earnings to fixed charges would have been 6.32 for 1997.

 (4) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.07 for 1996.

 (5) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995. Excluding this charge, the ratio of earnings to fixed charges would have been 4.53 for 1995.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.